Exhibit 99.1

TABLE OF CONTENTS

Financial Summary	3	Financial Results for the 3-Month Periods Ended March 31, 2017 and 2016	17

Business Drivers	6	Business Segment Review	18

Supplemental Information on Non-IFRS Measures	8	Liquidity and Capital Resources	27

Financial Overview	12	Consolidated Financial Position	28

Business Highlights	15	Near-Term Outlook	29

Significant Facts and Developments	16	Unaudited Condensed Interim Consolidated Financial Statements	32

FORWARD-LOOKING STATEMENTS

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2017 and 2016, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 9, 2017, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates.

This MD&A is intended to provide readers with information that Management believes is necessary for an understanding of Cascades' current results and to assess the Corporation's future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

2

TO OUR SHAREHOLDERS

CASCADES REPORTS 2017 FIRST-QUARTER RESULTS

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared and reported in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified.

FINANCIAL HIGHLIGHTS

•	Sales of $1,006 million
(compared to $979 million in Q4 2016 (+3%) and $1,003 million in Q1 2016 (stable))

•	As reported (including specific items)

◦	Operating income of $31 million
(compared to $33 million in Q4 2016 (-6%) and $73 million in Q1 2016 (-58%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $78 million
(compared to $83 million in Q4 2016 (-6%) and $120 million in Q1 2016 (-35%))

◦	Net earnings per common share of $1.70
(compared to net earnings of $0.04 in Q4 2016 and net earnings of $0.79 in Q1 2016)

•	Adjusted (excluding specific items)[1]

◦	Operating income of $28 million
(compared to $32 million in Q4 2016 (-13%) and $59 million in Q1 2016 (-53%))

◦	OIBD of $75 million
(compared to $82 million in Q4 2016 (-9%) and $106 million in Q1 2016 (-29%))

◦	Net earnings per common share of $0.13
(compared to net earnings of $0.16 in Q4 2016 and net earnings of $0.35 in Q1 2016)

•	Important increase recorded in shareholder equity following revaluation of Boralex investment to reflect market value.

•	Net debt[1] of $1,617 million as at March 31, 2017 (compared to $1,532 million as at December 31, 2016) and net debt to adjusted OIBD ratio[1] at 4.3x.

•	Ownership in Greenpac Mill LLC increased from 59.7% to 62.5%, with results to be fully consolidated with those of Cascades beginning in Q2 2017.

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except per common share amounts)	Q1 2017	Q4 2016	Q1 2016

Sales	1,006	979	1,003
As Reported
Operating income before depreciation and amortization (OIBD)[1]	78	83	120
Operating income	31	33	73
Net earnings	161	4	75
per common share	$1.70	$0.04	$0.79
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	75	82	106
Operating income	28	32	59
Net earnings	12	15	34
per common share	$0.13	$0.16	$0.35
Margin (OIBD)	7.5%	8.4%	10.6%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.

3

SEGMENTED OPERATING INCOME AS REPORTED

(in millions of Canadian dollars)	Q1 2017	Q4 2016	Q1 2016

Packaging Products
Containerboard	33	28	40
Boxboard Europe	5	3	8
Specialty Products	13	14	9

Tissue Papers	8	12	19

Corporate Activities	(28)	(24)	(3)
Operating income as reported	31	33	73

SEGMENTED ADJUSTED OIBD1

(in millions of Canadian dollars)	Q1 2017	Q4 2016	Q1 2016

Packaging Products
Containerboard	45	43	55
Boxboard Europe	14	11	16
Specialty Products	18	17	14

Tissue Papers	23	30	34

Corporate Activities	(25)	(19)	(13)
Adjusted OIBD	75	82	106

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.

4

Our first quarter results were hampered by several short-term elements, namely higher raw material prices, our product repositioning and new facility construction initiatives in our Tissue Papers segment, and the ongoing implementation of our ERP platform. That said, our packaging operations executed well in the first quarter, with all three divisions delivering improvements in total shipments and capacity utilization rates on both a sequential and year-over-year basis. In the case of Containerboard, the significant increase in average OCC prices in the first three months of 2017 more than offset benefits accruing from the gradual implementation of the Fall 2016 price increase during the quarter, and put additional pressure on margins due to the timing mismatch ahead of the roll-out of the subsequent US$50 per short ton price increase that was announced in February. While detrimental to Containerboard performance, higher recycled fibre costs benefited results in our Specialty Products division, as higher margin levels obtained from recovery and recycling activities provided a partial hedge against the impact that higher input costs had on manufacturing margins. In Europe, Reno de Medici improved results sequentially, as improving market fundamentals helped mitigate the impact of higher average fibre and chemical costs.

Regarding our Tissue activities, first quarter results were lower on both a sequential and year-over-year basis. This performance reflects higher raw material costs, lower jumbo roll sales in the slower first quarter, ongoing costs associated with our new West Coast U.S. conversion facility and marketing costs linked to recent product re-branding and repositioning. Finally, at the corporate level, costs related to our ERP implementation and internal business process optimizations increased significantly on a year-over-year basis and marginally when compared to the previous quarter. These initiatives are progressing well, and we remain focused on finalizing them by the end of the year.

Looking at our financial profile, total net debt levels increased by 6% or $85 million sequentially, reflecting lower operating cash flow due to interest payments that are incurred in the first and third quarters, seasonally higher working capital requirements, and incremental capital expenditures and investments during the period. Consequently, our leverage ratio increased to 4.3x at the end of March, from 3.8x at the end of 2016. Our higher leverage ratio in the first quarter is common during this period due to seasonal trends in our businesses, and the increased working capital requirements and interest costs that are characteristic of the period. We expect this to revert to more normalized levels in the near-term and continue to be focused on lowering our leverage ratio to within a range of 3.0x - 3.5x.

Lastly, I wanted to highlight an important change that was announced in early April. We are very pleased that results from our Greenpac Mill will be consolidated within our results beginning in the second quarter, as this represents the successful achievement of one of our objectives, and will provide our shareholders with greater clarity with regards to our North American containerboard platform and operational performance.

MARIO PLOURDE
President and Chief Executive Officer
May 9, 2017

5

OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the Corporation was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than fifty years later, Cascades is a multinational business with close to 90 operating facilities1 and nearly 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities[1]	Q1 2016 Sales[2] (in M$)	Q1 2017 Sales[2] (in M$)	Last twelve months sales[2] (in M$)
PACKAGING PRODUCTS
Containerboard	24	336	346	1,380
Boxboard Europe[3]	6	219	211	788
Specialty Products	38	149	173	644
TISSUE PAPERS	21	320	306	1,291

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS
The average value of the Canadian dollar increased by 1% and 2% sequentially against the US dollar and the euro, respectively, in the first quarter of 2017. On a year-over-year basis, the average value of the Canadian dollar rose by 4% compared to the US dollar and 7% compared to the euro.

The average price of natural gas during the quarter increased 11% sequentially and 59% compared to the same period of the prior year. In the case of crude oil, the average price was up 12% sequentially and 71% year-over-year.

1 Including associates and joint ventures.
2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 9 of the 2016 audited consolidated financial statements for more information on associates and joint ventures.
3 Via our 57.7% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.

6

HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2015	2016					2017	Q1 2017 vs. Q1 2016		Q1 2017 vs. Q4 2016
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Change	%	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	630	615	615	615	655	625	655	40	7%	—	—%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	557	518	515	505	540	520	540	22	4%	—	—%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index[1]	667	664	659	652	649	656	649	(15)	(2)%	—	—%
Virgin coated duplex boxboard (FBB) index[2]	1,061	1,049	1,044	1,043	1,043	1,045	1,031	(18)	(2)%	(12)	(1)%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (transaction)	709	735	725	725	715	725	742	7	1%	27	4%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	985	1,016	1,012	1,017	1,008	1,013	1,023	7	1%	15	1%
Parent rolls, virgin fibres (transaction)	1,252	1,273	1,273	1,287	1,287	1,280	1,297	24	2%	10	1%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Special news, No. 8 (ONP - Northeast average)	58	58	63	76	78	69	92	34	59%	14	18%
Old corrugated containers, No. 11 (OCC - Northeast average)	83	83	88	101	102	93	142	59	71%	40	39%
Sorted office papers, No. 37 (SOP - Northeast average)	150	138	142	153	168	150	173	35	25%	5	3%
Europe (euro/metric ton)
Recovered paper index[3]	115	115	124	135	134	127	147	32	28%	13	10%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	972	943	980	998	992	978	1,033	90	10%	41	4%
Bleached hardwood kraft, mixed, Canada/US	869	873	847	842	825	847	853	(20)	(2)%	28	3%
Source: RISI and Cascades.

SENSITIVITY TABLE

Please refer to page 36 of the 2016 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income as a result of potential changes in the prices of our main products, costs of certain raw material and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.
2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.
3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2017.

7

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure the performance, compare the Corporation's results between periods and to assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations and some of them may arise in the future and may reduce the cash available to us.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS

The Corporation incurred the following specific items during first quarters of 2017 and 2016:

RESTRUCTURING COSTS
In the first quarter of 2017, the Boxboard Europe segment recorded severances of $1 million following the restructuring of its sales activities.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first quarter of 2017, the Corporation recorded an unrealized gain of $4 million, compared to an unrealized gain of $14 million in the same period of 2016, on certain derivative financial instruments not designated for hedge accounting. The 2016 unrealized gain is mainly attributable to the reclassification of 2015 unrealized loss on foreign exchange hedging contracts in 2016 unadjusted results as they were realized during the period.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporations' participation in Boralex decreased to 17.37% which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.
On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex is no longer classified as an associate and is now considered an available-for-sale financial asset which is classified in ''Other assets''. Consequently, our investment in Boralex was reevaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation of investment” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment is recorded in accumulated other comprehensive income.
The Corporation also recorded its share of $1 million on an unrealized gain on certain derivative financial instruments not designated for hedge accounting related to its associate Greenpac.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first quarter of 2017, the Corporation recorded a gain of $8 million on its US$-denominated debt and related financial instruments, compared to a gain of $36 million in 2016. This is composed of a gain of $3 million in the first quarter of 2017, compared to a gain of $29 million in 2016, on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe as well as forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $5 million in the first quarter of 2017, compared to a gain of $7 million in 2016, on foreign exchange forward contracts not designated for hedge accounting.

8

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”) which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•
Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation ability to incur and service debt and as an evaluation metric.

•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.

•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.

•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.

•
Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.

•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	For the 3-month period ended March 31, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	33	5	13	8	(28)	31
Depreciation and amortization	12	8	5	15	7	47
Operating income (loss) before depreciation and amortization	45	13	18	23	(21)	78
Specific items:
Restructuring costs	—	1	—	—	—	1
Unrealized gain on derivative financial instruments	—	—	—	—	(4)	(4)
	—	1	—	—	(4)	(3)
Adjusted operating income (loss) before depreciation and amortization	45	14	18	23	(25)	75
Adjusted operating income (loss)	33	6	13	8	(32)	28

	For the 3-month period ended March 31, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	40	8	9	19	(3)	73
Depreciation and amortization	15	8	5	15	4	47
Operating income before depreciation and amortization	55	16	14	34	1	120
Specific items :
Unrealized gain on derivative financial instruments	—	—	—	—	(14)	(14)
	—	—	—	—	(14)	(14)
Adjusted operating income (loss) before depreciation and amortization	55	16	14	34	(13)	106
Adjusted operating income (loss)	40	8	9	19	(17)	59

9

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2017	2016
Net earnings attributable to Shareholders for the period	161	75
Net earnings attributable to non-controlling interests	2	2
Provision for income taxes	27	21
Fair value revaluation of investment	(145)	—
Share of results of associates and joint ventures	(28)	(14)
Foreign exchange gain on long-term debt and financial instruments	(8)	(36)
Financing expense and interest expense on employee future benefits	22	25
Operating income	31	73
Specific items:
Restructuring costs	1	—
Unrealized gain on derivative financial instruments	(4)	(14)
	(3)	(14)
Adjusted operating income	28	59
Depreciation and amortization	47	47
Adjusted operating income before depreciation and amortization	75	106

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS		NET EARNINGS PER COMMON SHARE[1]
	For the 3-month periods ended March 31,		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per common share)	2017	2016	2017	2016
As per IFRS	161	75	$1.70	$0.79
Specific items:
Restructuring costs	1	—	$0.01	—
Unrealized gain on derivative financial instruments	(4)	(14)	$(0.03)	$(0.11)
Foreign exchange gain on long-term debt and financial instruments	(8)	(36)	$(0.08)	$(0.33)
Fair value revaluation of investment	(145)	—	$(1.33)	—
Share of results of associates and joint ventures	(16)	—	$(0.14)	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests[1]	23	9	—	—
	(149)	(41)	$(1.57)	$(0.44)
Adjusted	12	34	$0.13	$0.35
1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

10

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2017	2016
Cash flow from operating activities	(6)	23
Changes in non-cash working capital components	39	33
Depreciation and amortization	(47)	(47)
Net income taxes paid (received)	5	(1)
Net financing expense paid	38	44
Unrealized gain on derivative financial instruments	4	14
Dividend received, employee future benefits and others	(2)	7
Operating income	31	73
Depreciation and amortization	47	47
Operating income before depreciation and amortization	78	120

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow which is also calculated on a per share basis:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	2017	2016
Cash flow from operating activities	(6)	23
Changes in non-cash working capital components	39	33
Cash flow from operating activities (excluding changes in non-cash working capital components)	33	56
Specific items, net of current income taxes if applicable:
Restructuring costs	1	—
Adjusted cash flow from operating activities	34	56
Capital expenditures & other assets[1] and capital lease payments, net of disposals	(64)	(57)
Dividends	(4)	(4)
Adjusted free cash flow	(34)	(5)
Adjusted free cash flow per share	$(0.36)	$(0.05)
Weighted average basic number of common shares outstanding	94,554,104	95,342,378
1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	March 31, 2017	December 31, 2016
Long-term debt	1,625	1,530
Current portion of long-term debt	36	36
Bank loans and advances	24	28
Total debt	1,685	1,594
Less: Cash and cash equivalents	68	62
Net debt	1,617	1,532
Adjusted OIBD (last twelve months)	372	403
Net debt / Adjusted OIBD ratio	4.3	3.8

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MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2016
The Corporation's 2016 financial results reflect sales and operating results growth in the Tissue and the Specialty Products segments, in addition to increased sales in the Containerboard Packaging segment. This was offset by higher corporate costs, related to the implementation of our ERP system and other business process optimization initiatives, lower contribution from the Boxboard Europe segment due to the persistent challenging market environment in 2016, and reduced contribution from the Containerboard Packaging segment attributable to higher production and raw material costs.

FINANCIAL OVERVIEW - 2017
First quarter results show strong operating performance in our packaging segments as both shipments and manufacturing capacity utilization rate increased compared to last year. However, a sharp increase in raw material costs impacted the performance of our Containerboard and Boxboard Europe sectors, the effects of which were partially offset by the corresponding stronger results generated by our recovery and recycling activities. Tissue Papers activities incurred costs during the quarter related to the start-up of its new converting plant on the West Coast of the US, as well as additional costs related to new branding and repositioning efforts of its product lines. Finally, ERP implementation and business process optimization initiatives required a higher level of resources during the period compared to 2016, and should remain at this level through the end of the year.

Sales remained relatively stable at $1,006 million in the first quarter of 2017, compared to $1,003 million in the same period of 2016. This reflects a notable 16% increase in Specialty Products attributable to $31 million of additional sales generated by recovery and recycling activities due to higher raw material pricing, and a 3% increase in Containerboard driven by better volume and selling prices. Offsetting these were a $32 million negative currency-related impact, following the average appreciation of the Canadian dollar of 4% and 7% against, respectively, the US dollar and the euro, and lower sales from the Tissue segment which reflects the reduced volumes of the softer first quarter.

For the 3-month period ended March 31, 2017, the Corporation posted net earnings of $161 million, or $1.70 per common share, compared to net earnings of $75 million, or $0.79 per common share in the same period of 2016. On an adjusted basis1, the Corporation generated net earnings of $12 million during the first quarter of 2017, or $0.13 per common share, compared to net earnings of $34 million or $0.35 per common share in the same period of 2016. The Corporation recorded an operating income of $31 million during the first quarter of 2017, compared to $73 million in the same period of 2016. On an adjusted basis1, operating income stood at $28 million during the first quarter of 2017, compared to $59 million in the same period of 2016.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.

12

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2015					2016					2017
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	268	282	296	268	1,114	277	284	294	283	1,138	285
Boxboard Europe	296	286	266	263	1,111	278	267	258	263	1,066	296
Specialty Products[2]	41	44	45	40	170	45	48	48	46	187	49
	605	612	607	571	2,395	600	599	600	592	2,391	630
Tissue Papers	136	154	162	146	598	143	158	163	144	608	139
Total	741	766	769	717	2,993	743	757	763	736	2,999	769

Integration rate[3]
Containerboard	51%	49%	50%	54%	51%	52%	53%	54%	51%	52%	51%
Tissue Papers	68%	64%	64%	70%	67%	70%	65%	65%	72%	68%	72%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	91%	91%	95%	89%	92%	93%	93%	96%	91%	93%	96%
Boxboard Europe	101%	97%	91%	89%	94%	97%	92%	89%	91%	92%	102%
Tissue Papers	83%	90%	94%	90%	89%	87%	89%	93%	83%	88%	86%
Consolidated total	93%	93%	93%	89%	92%	93%	91%	93%	89%	92%	96%
FINANCIAL
Return on assets[5]
Packaging Products
Containerboard	15%	16%	18%	19%	19%	19%	19%	18%	17%	17%	16%
Boxboard Europe	10%	10%	10%	10%	10%	10%	10%	9%	9%	9%	9%
Specialty Products	14%	14%	15%	17%	17%	18%	19%	19%	20%	20%	20%
Tissue Papers	11%	11%	12%	13%	13%	15%	17%	17%	16%	16%	15%
Consolidated return on assets	9.7%	10.0%	10.8%	11.2%	11.2%	11.6%	11.9%	11.1%	10.6%	10.6%	9.7%
Return on capital employed[6]	4.4%	4.8%	5.5%	5.6%	5.6%	5.9%	6.1%	5.4%	5.2%	5.2%	4.5%

Working capital[7]
In millions of $, at end of period	409	428	472	406	406	456	475	460	326	326	402
As a % of sales[8]	11.9%	11.6%	11.3%	11.3%	11.3%	11.3%	11.4%	11.3%	11.0%	11.0%	10.6%

1 Shipments do not take into account the elimination of business sector inter-segment shipments.
2 Industrial Packaging shipments only.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products segment manufacturing activities.
5 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.
6 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Including our investment in Greenpac on an LTM basis. Not adjusted for discontinued operations.
7 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for discontinued operations.
8 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.

13

HISTORICAL FINANCIAL INFORMATION

	2015					2016					2017
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	TOTAL
Sales
Packaging Products
Containerboard	300	322	353	326	1,301	336	342	356	336	1,370	346
Boxboard Europe	216	202	205	202	825	219	197	189	191	796	211
Specialty Products	135	146	151	147	579	149	157	158	156	620	173
Inter-segment sales	(12)	(13)	(15)	(15)	(55)	(15)	(14)	(16)	(16)	(61)	(22)
	639	657	694	660	2,650	689	682	687	667	2,725	708
Tissue Papers	274	299	341	322	1,236	320	324	342	319	1,305	306
Inter-segment sales and Corporate activities	(3)	(6)	(9)	(7)	(25)	(6)	(8)	(8)	(7)	(29)	(8)
Total	910	950	1,026	975	3,861	1,003	998	1,021	979	4,001	1,006
Operating income (loss)
Packaging Products
Containerboard	39	41	58	32	170	40	46	44	28	158	33
Boxboard Europe	9	9	5	(51)	(28)	8	7	1	3	19	5
Specialty Products	5	9	6	11	31	9	16	12	14	51	13
	53	59	69	(8)	173	57	69	57	45	228	51
Tissue Papers	2	10	30	22	64	19	18	26	12	75	8
Corporate activities	(27)	(8)	(22)	(27)	(84)	(3)	(22)	(33)	(24)	(82)	(28)
Total	28	61	77	(13)	153	73	65	50	33	221	31
Adjusted OIBD[1]
Packaging Products
Containerboard	52	55	68	56	231	55	60	58	43	216	45
Boxboard Europe	17	19	14	13	63	16	17	9	11	53	14
Specialty Products	10	14	18	16	58	14	16	18	17	65	18
	79	88	100	85	352	85	93	85	71	334	77
Tissue Papers	15	23	43	38	119	34	39	47	30	150	23
Corporate activities	(9)	(8)	(9)	(19)	(45)	(13)	(20)	(29)	(19)	(81)	(25)
Total	85	103	134	104	426	106	112	103	82	403	75
Net earnings (loss)	(35)	24	22	(76)	(65)	75	36	20	4	135	161
Adjusted[1]	17	24	49	22	112	34	35	30	15	114	12
Net earnings (loss) per common share (in dollars)
Basic	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70
Basic, adjusted[1]	$0.18	$0.25	$0.52	$0.23	$1.18	$0.35	$0.38	$0.32	$0.16	$1.21	$0.13
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70

Cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components)	35	70	110	107	322	56	107	68	85	316	33

Net debt[1]	1,691	1,693	1,741	1,721	1,721	1,684	1,664	1,625	1,532	1,532	1,617

US$/CAN$ - Average rate	$0.81	$0.81	$0.76	$0.75	$0.78	$0.73	$0.78	$0.77	$0.75	$0.75	$0.76
US$/CAN$ End of period rate	$0.79	$0.80	$0.75	$0.72	$0.72	$0.77	$0.77	$0.76	$0.74	$0.74	$0.75
EURO€/CAN$ - Average rate	$0.72	$0.74	$0.69	$0.68	$0.70	$0.66	$0.69	$0.69	$0.70	$0.68	$0.71
EURO€/CAN$ End of period rate	$0.73	$0.72	$0.67	$0.67	$0.67	$0.68	$0.70	$0.68	$0.71	$0.71	$0.70
Natural Gas Henry Hub - US$/mmBtu	$2.98	$2.64	$2.77	$2.27	$2.67	$2.09	$1.95	$2.80	$2.98	$2.46	$3.32

Sources: Bloomberg and Cascades.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.

14

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation's 2017 and 2016 results.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING

•
On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and the customer list from its Thompson plant, located in Connecticut, and paid US$12 million ($15 million) to Rand-Whitney.

SPECIALTY PRODUCTS

•	On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn, Maine. The plant closed on July 15, 2016.

TISSUE

•
On May 13, 2016, the Corporation decided to close the tissue papers converting operations in its Toronto, Ontario, plant in order to optimize its supply chain and to maximize its profitability. The Corporation transferred some of the assets to other facilities.

15

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On April 5, 2017, the Corporation announced that results from the Greenpac Mill LLC (Greenpac) will be included with the Corporation's consolidated financial statements following changes to the equity holders' agreement. The Corporation will fully consolidate Greenpac starting April 4, 2017. The transaction did not involve any cash consideration and more details will be available in the second quarter of 2017 filings. At the end of the first quarter, the Corporation also announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac for a consideration of US$12 million ($16 million). This transaction increases the Corporation's total participation in Greenpac to 62.5% via the acquired additional 2.8% indirect ownership.

ii. On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.7%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combined the Corporation’s virgin and recycled boxboard activities in Europe. Apart from higher non-controlling interests after the closing, no impact was recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

iii. On June 16, 2016, the Corporation announced construction of a new tissue converting plant in Scappoose, Oregon for a total investment of US$64 million ($83 million). The facility houses three new state-of-the-art converting lines that successfully began production during the first quarter of 2017. The plant manufactures virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro brand (Away-from-Home market). The plant is supplied by the Corporation's tissue papers plant located 12 kilometers away in St. Helens.

16

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

SALES
Sales remained relatively stable at $1,006 million in the first quarter of 2017, compared to $1,003 million in the same period of 2016. This reflects a notable 16% increase in Specialty Products attributable to $31 million of additional sales generated by recovery and recycling activities due to higher raw material pricing, and a 3% increase in Containerboard driven by better volume and selling prices. Offsetting these were a $32 million negative currency-related impact, following the average appreciation of the Canadian dollar of 4% and 7% against, respectively, the US dollar and the euro, and lower sales from the Tissue segment which reflects the reduced volumes of the softer first quarter.

OPERATING INCOME FROM OPERATIONS
The Corporation generated operating income of $31 million in the first quarter of 2017, $42 million lower than the $73 million reported in the same period of 2016. Specific items1 recorded in both periods decreased operating income by $11 million. As well, the decrease reflects higher raw material costs that negatively impacted contribution levels from containerboard, tissue papers and boxboard Europe, higher corporate costs related to the continuing ERP platform and business process review implementations as well as additional costs linked to recent brand repositioning and new plant start-up costs in the tissue papers sector.

Adjusted operating income1 was $28 million in the first quarter of 2017, compared to $59 million in the same period of 2016.

The main variances in sales and operating income in the first quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

1,003
31
12
4
(4)
(8)
(32)
1,006
Sales Q1 2016
Recovery and recycling[5]
Volume
Selling price & mix
Business Acq. and closures
Other intercompany eliminations
F/X CAN$
Sales Q1 2017

73
47
(14)
106
5
5
4
(18)
(27)
75
3
(47)
31
Q1 2016 Operating income
Depreciation & amortization
Specific items
Q1 2016 Adjusted OIBD 1
Recovery and recycling 5
Other variances
Selling price & mix
Raw material 2
Other costs 4
Q1 2017 Adjusted OIBD 1
Specific items
Depreciation & amortization
Q1 2017 Operating income

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.
2 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.
3 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations, and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 34 of our 2016 Annual Report for further details).
4 Other costs: ''Other costs'' include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiency and product mix changes.
5 Recovery and Recycling activities: While this segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling activities are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income appear within each business segment review (please refer to pages 18 to 25).

17

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]
U.S. containerboard production totaled more than 9.0 million short tons for a third consecutive quarter in the first quarter of 2017, down 2% sequentially, but up 2% year-over-year. The industry registered an average capacity utilization rate of 97% during the quarter.

In the first quarter of 2017, the average inventory level increased 8% sequentially, but fell 11% compared to the same period last year. At the end of March, inventory levels stood at approximately 2.4 million short tons, representing 3.9 weeks of supply.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Packaging segment in the first quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

336
6
5
3
(4)
346
Sales Q1 2016
Selling price & mix
Business
Acq. and closures
Volume
F/X CAN$
Sales Q1 2017

40
15
55
6
(6)
(10)
45
(12)
33
Q1 2016 Operating income
Depreciation & amortization
Q1 2016 Adjusted OIBD 1
Selling price & mix
Other variances
Raw material 2
Q1 2017 Adjusted OIBD 1
Depreciation & amortization
Q1 2017 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred certain specific items in the first quarters of 2017 and 2016 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for reconciliations and details.

18

Q1 2016	Q1 2017	Change in %

Shipments[2] ('000 s.t.)		3%
277	285

Average Selling Price
(CAN$/unit)
1,214	1,210	—

Sales ($M)		3%
336	346

Operating income ($M)
(as reported)
40	33	-18%

(adjusted)[1]		-18%
40	33

OIBD[1] ($M)
55	45	-18%
% of sales
16%	13%

(adjusted)[1]
55	45	-18%
% of sales
16%	13%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments. Including 2.9 billion square feet in the first quarter of 2016 compared to 3.0 billion square feet in the first quarter of 2017.

3 The Corporation's interest in Greenpac is booked using the equity method. All transactions are therefore treated as external.

External mill shipments rose by 5,000 s.t., or 5%. This reflects a 3% increase in the manufacturing capacity utilization rate, which resulted in the mill integration rate decreasing to 51% in the first quarter of 2017 from 52% in the same period last year. Including sales to associates, the first quarter integration rate was 67%. On the converting side, shipments increased by 2% or 3,000 s.t.. Excluding the 6,000 s.t. of shipments stemming from the transaction concluded with US-based company Rand-Whitney (please refer to the ''Business Highlights'' section for further details) in the second quarter of 2016, shipments for the converting activities decreased by 2%.

The slight decrease in the average selling price reflects a combination of the appreciation in the Canadian dollar and a less favourable product mix. In our primary products, the average selling price decreased by 2%, as the negative impact stemming from the Canadian dollar appreciation more than offset the selling price increase. In our converting sector, the average selling price denominated in Canadian dollars increased by 1%.

The 3% increase in sales reflects higher volumes, which added $8 million (including $5 million stemming from the transaction concluded with US-based company Rand-Whitney) to sales. The higher selling price added an additional $8 million to sales. On the negative side, the 4% appreciation of the Canadian dollar and the lower percentage of converted products in the product mix subtracted $4 million and $2 million from sales, respectively.

The 18% decrease in operating income is mainly explained by higher average raw material costs, which accounted for $10 million of the decrease. Other variances, mostly related to freight and foreign exchange rates, also negatively impacted results by $6 million. On the positive side, a higher average selling price positively impacted our results by $6 million, while lower depreciation and amortization contributed an additional $3 million to operating income.

Finally, the Corporation's net earnings include our share of results from our associate Greenpac3 mill (59.7%). Greenpac's contribution to earnings before income taxes was $7 million in the first quarter of 2017 compared to $6 million in the same period of 2016.

19

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European order inflow of coated boxboard 1
In Europe, order inflows of white-lined chipboard (WLC) increased 9% sequentially, and 12% year-over-year. Order inflow improved toward the end of 2016, and the industry experienced the strongest first quarter of the last ten years with orders of approximately 860,000 tonnes. In the European countries where Reno de Medici is active, WLC prices remained stable sequentially, but decreased 2% compared to the same period last year. The folding boxboard industry also experienced a good first quarter in terms of order inflows, registering an increase of 11% sequentially and 8% compared to the same period last year.

European coated recycled boxboard order inflow (White-lined chipboard (WLC) - 5-week weekly moving average)	European coated virgin boxboard order inflow (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe segment in the first quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

219
12
(5)
(15)
211
Sales Q1 2016
Volume
Selling price & mix
F/X CAN$
Sales Q1 2017

8
8
16
5
5
(5)
(7)
14
(1)
(8)
5
Q1 2016 Operating income
Depreciation & amortization
Q1 2016 Adjusted OIBD 1
Energy
Other variances
Selling price & mix
Raw material 2
Q1 2017 Adjusted OIBD 1
Specific items
Depreciation & amortization
Q1 2017 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred certain specific items in the first quarters of 2017 and 2016 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for reconciliations and details.

20

Q1 2016	Q1 2017	Change in %

Shipments[2] ('000 s.t.)		6%
278	296

Average Selling Price[3]
(CAN$/unit)
785	715	-9%
(Euro€/unit)
518	507	-2%

Sales ($M)		-4%
219	211

Operating income ($M)
(as reported)
8	5	-38%

(adjusted)[1]		-25%
8	6

OIBD[1] ($M)
16	13	-19%
% of sales
7%	6%

(adjusted)[1]
16	14	-13%
% of sales
7%	7%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.
2 Shipments do not take into account the elimination of business sector inter-company shipments.
3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments increased by 16,000 s.t. or 6% to 249,000 s.t. during the first quarter of 2017, while shipments of virgin boxboard increased by 2,000 s.t. or 5% to 47,000 s.t. The increase in shipments is mainly attributable to higher demand in France, Poland and Spain.

The average selling price decreased by 2% in euros and 9% in Canadian dollars, reflecting the appreciation of the Canadian dollar against the euro. The decrease in the 2017 average selling price in euros reflects an unfavourable geographic sales mix and a high level of competition. When compared to the first quarter of 2016, the average selling price in recycled boxboard activities declined €17, or 2%, while the average selling price in virgin boxboard activities decreased €10, or 2%, in the first quarter of 2017.

This decrease in sales reflects the 7% average appreciation of the Canadian dollar against the euro, which impacted sales by $15 million. As well, the lower average selling price, as explained above, also decreased sales by $5 million. Higher volumes partially offset the decrease by $12 million.

Operating income decreased by $3 million in the first quarter of 2017, largely due to higher raw material costs, which reduced results by $7 million. The lower average selling price, as discussed above, also negatively impacted operating income by $5 million. Lower energy costs partially offset the decrease by $5 million. Other variances added $5 million to operating income.

In the first quarter of 2017, the Boxboard Europe segment recorded severances of $1 million following the restructuring of its sales activities.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - fibre costs in North America [1]	Reference price - uncoated recycled boxboard [1]
The price for white grade recycled paper No. 37 ("SOP", sorted office papers) was up 3% sequentially and 25% year-over-over during the first quarter of 2017. The price of brown grade recycled paper No. 11 ("OCC", old corrugated containers) increased significantly, by a respective 39% and 71% sequentially and year-over-year, due to strong domestic and foreign demand. Prices for recycled paper No. 8 (special news) increased 18% and 59% compared to the previous quarter and the same period of last year, respectively.
The reference price for uncoated recycled boxboard averaged $742 per short ton in the first quarter of 2017, up 4% sequentially and 1% compared to the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products segment in the first quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

149
31
2
(9)
173
Sales Q1 2016
Recovery and recycling5
Other variances
Business closures
Sales Q1 2017

9
5
14
5
(1)
18
(5)
13
Q1 2016 Operating income
Depreciation & amortization
Q1 2016 Adjusted OIBD 1
Recovery and recycling 5
Other variances
Q1 2017 Adjusted OIBD 1
Depreciation & amortization
Q1 2017 Operating income

For Notes 1 to 5, see definitions on page 17.

The Corporation incurred certain specific items in the first quarters of 2017 and 2016 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for reconciliations and details.

22

Q1 2016	Q1 2017	Change in %

Shipments[2] ('000 s.t.)		9%
45	49

Sales ($M)		16%
149	173

Operating income ($M)
(as reported)
9	13	44%

(adjusted)[1]		44%
9	13

OIBD[1] ($M)
14	18	29%
% of sales
9%	10%

(adjusted)[1]
14	18	29%
% of sales
9%	10%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.
2 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.
3 Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Overall, shipments in the Specialty Products sector increased in all sectors, including within Recovery and Recycling activities3. More specifically and as shown, shipments in the Industrial Packaging sector increased by 9% in the first quarter of 2017 compared to the same period of 2016. This good performance is a result of improving market dynamics, and strength in the European papermill packaging operations.

In addition to higher volumes, higher selling prices in our Recovery and Recycling activities3 contributed to the 16% increase in sales. These positive factors were partly offset by the loss of revenues following the closure of our pulp plant in Auburn, Maine, in the second quarter of 2016, and by the unfavourable exchange rates.

Operating income increased by 44% in the first quarter of 2017. This reflects higher realized spreads (between average selling prices and raw material costs) in our Recovery and Recycling activities3, which accounted for $5 million of the increase. Other variances subtracted $1 million.

23

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]
During the first quarter of 2017, production of parent roll amounted to 2.2 million tons, stable sequentially, but up 2% compared to the same period last year. The average capacity utilization rate for the quarter stood at 92%.

Shipments in the Away-from-Home market were up 3% sequentially and year-over-year in the first quarter. Shipments in the Retail market rose by 1% compared to both the previous quarter and the same period of 2016.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue segment in the first quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

320
3
(1)
(7)
(9)
306
Sales Q1 2016
Selling price & mix
Other variances
Volume
F/X CAN$
Sales Q1 2017

19
15
34
3
(3)
(3)
(8)
23
(15)
8
Q1 2016 Operating income
Depreciation & amortization
Q1 2016 Adjusted OIBD 1
Selling price & mix
Other variances
Volume
Other costs 4
Q1 2017 Adjusted OIBD
Depreciation & amortization
Q1 2017 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred certain specific items in the first quarters of 2017 and 2016 that adversely or positively affected its operating results. Please refer to pages 8 to 11 for reconciliations and details.

24

Q1 2016	Q1 2017	Change in %

Shipments[2] ('000 s.t.)		-3%
143	139

Average Selling Price
(CAN$/unit)
2,239	2,191	-2%

Sales ($M)		-4%
320	306

Operating income ($M)
(as reported)
19	8	-58%

(adjusted)[1]		-58%
19	8

OIBD[1] ($M)
34	23	-32%
% of sales
11%	8%

(adjusted)[1]
34	23	-32%
% of sales
11%	8%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.
2 Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments decreased by 3,000 s.t., or 6%, in the first quarter of 2017 compared to the same period of 2016, mainly related to a shut down at the St-Helens manufacturing facility to upgrade and align production parameters with market demand and the requirements of the new converting plant in Scappoose, OR. Converting shipments decreased by 1,000 s.t., or 1%, primarily as a result of US Away-from-Home (AFH) customer-related order delays.

The 2% decrease in the average Canadian dollar selling price was mainly due to the 4% average appreciation of the Canadian dollar against the U.S. dollar as well as an unfavourable mix of parent rolls sold. This negative impact was partially offset by price increases in both the AFH and Consumer Products sectors, combined with a favourable proportion of converted products sold.

First quarter sales decreased 4% compared to the prior year. This reflects a $7 million negative impact related to lower volumes and a $9 million negative impact driven by a less favourable foreign exchange rate. Conversely, the higher average selling price partially offset the decrease by $3 million.

The decrease in operating income was mainly attributable to lower overall volumes. Improved operational efficiencies during the quarter were offset by higher transportation costs and increased marketing expenses related to brand repositioning in both Consumer Products and AFH as well as start-up costs at the new Oregon converting plant. The start-up of the facility is advancing as planned, with production initiated during the first quarter, and all three state-of-the-art converting lines expected to be fully commissioned by the end of the second quarter.

25

CORPORATE ACTIVITIES

Operating income in the first quarter of 2017 includes an unrealized gain of $4 million on financial instruments. This compares to an unrealized gain of $14 million on financial instruments in the first quarter of 2016.

Activities related to our ERP system and business process re-engineering increased our costs by $6 million in the first quarter of 2017 compared to the same period of 2016. These higher costs reflect the acceleration of the implementation of our ERP platform since the second half of 2016 and costs associated with efforts to optimize several internal processes such as planning, logistics and procurement that were added during 2016 and the beginning of 2017. These activities are expected to reduce cost levels in the future, but will require average quarterly investments of approximately $7 million through the end of 2017 in order to complete.

STOCK-BASED COMPENSATION EXPENSE
Share-based compensation expense recognized in the Corporate Activities results amounted to $2 million in the first quarter of 2017 compared to a gain of $2 million in the same period of 2016 as result of our market share price fluctuations during both periods. For more details on stock-based compensation please refer to Note 20 of the 2016 audited consolidated financial statements.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense remained stable at $47 million in both first quarters of 2017 and 2016.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $3 million to $22 million in the first quarter of 2017, from $25 million in the same period of 2016. Lower indebtedness, the appreciation of the Canadian dollar against both the US dollar and the euro and capitalized interest on our major Tissue Papers project on the US West Coast all contributed to the decrease.

PROVISION FOR INCOME TAXES
In the first quarter of 2017, the Corporation recorded an income tax provision of $27 million, for an effective tax rate of 14%. This compared to $21 million in the same period of 2016. The tax provision or recovery on foreign exchange gains or losses on long-term debt and related financial instruments, in addition to some share of results of Canadian associates and joint ventures, including fair value revaluation of investment, are calculated at the rate of capital gains.

The Corporation's share of results for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. As such, income taxes at the United States statutory tax rate are fully integrated into each partners' consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. The weighted-average applicable tax rate was 26.6% in the first quarter of 2017.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
Until March 10, 2017, the share of results of associates and joint ventures included our 17.37% interest in Boralex Inc. (“Boralex”), a Canadian public corporation. Boralex is a producer of electricity whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France.

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporations' participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex is no longer classified as an associate and is now considered an available-for-sale financial asset which is classified in ''Other assets''. Consequently, our investment in Boralex was reevaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation of investment” in the consolidated statement of earnings.

26

The Corporation also records its 59.7% share of the results of our associate Greenpac mill. Greenpac's contribution to earnings before income taxes was $7 million in the first quarter of 2017 compared to $6 million in the same period of 2016. No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for income taxes'' section above for more details).

For more information on specific items, please refer to section ''Supplemental Information on Non-IFRS Measures''.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES
Cash flow from operating activities used $6 million of liquidity in the first quarter of 2017, compared to $23 million generated in the same period of 2016. Changes in non-cash working capital components required $39 million of liquidity in the first quarter of 2017, versus liquidity requirements of $33 million in the same period of 2016. The first half of the year normally requires cash for working capital purposes due to seasonal variations, while prepaid expenses and payments of volume rebates are also more elevated in the first three months of the year. Moreover, inventory build-up normally takes place during the first half of the year in preparation for the seasonally stronger summer. As at March 31, 2017, working capital as a percentage of LTM stood at at 10.6% compared to 11.0% as at December 31, 2016.

Cash flow from operating activities, excluding changes in non-cash working capital components, stood at $33 million in the first quarter of 2017, which compared to $56 million in the same period of 2016. This cash flow measurement is relevant to the Corporation's ability to pursue its capital expenditure program and reduce its indebtedness.

INVESTING ACTIVITIES
Investment activities amounted to $79 million in the first quarter of 2017, compared to $56 million in the same period of 2016. Capital expenditure payments in the first quarter of 2017 totaled $61 million, compared to $55 million in the same period of 2016.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Total capital expenditure payments in the first quarter of 2017 were $61 million, compared to $55 million in the same period of 2016. However, new capital expenditure projects amounted to $47 million in the first quarter of 2017, compared to $50 million in the same period of 2016. The variance in the amounts is related to purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions.

New capital expenditure projects by sector were as follows (in $M):

27

The major capital projects that were initiated, are in progress or were completed in the first quarter of 2017 are as follows:

BOXBOARD EUROPE

•
Installation of a new shoe press equipment at our Blendecques, France, recycled fibers plant that will allow a much efficient dewatering while improving the technical characteristics of the board and greater productivity.

SPECIALTY PRODUCTS

•	Extension of the plant and a new extruder at our rigid plastic packaging facility located in Drummondville, Québec.

TISSUE

•	Investments associated with the new tissue converting plant in Scappoose, Oregon. Please refer to the ''Significant Facts and Developments'' section for more details.

INVESTMENTS IN ASSOCIATES & JOINT VENTURES AND CHANGE IN INTANGIBLE AND OTHER ASSETS

At the end of the first quarter, the Corporation also announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac for a consideration of US$12 million ($16 million). This transaction increases the Corporation's total participation in Greenpac to 62.5% via the acquired additional 2.8% indirect ownership.

In the first quarter of 2017, the Corporation invested in intangible and other assets in the amount of $5 million, compared to $2 million in the same period of 2016, for our ERP information technology system and other software needed to support our business process optimization.

FINANCING ACTIVITIES

Financing activities, including $4 million of dividend payments, debt repayment and the change in our revolving facility, generated $91 million in liquidity in the first quarter of 2017, compared to $42 million generated in the same period of 2016. Cascades issued 154,890 common shares at an average price of $8.03 as a result of the exercise of stock options in the first quarter of 2017, representing an aggregate amount of $1 million received. During the quarter, the Corporation also paid $7 million for the settlement of a portion of its 2017 derivative financial instruments on long-term debt.

CONSOLIDATED FINANCIAL POSITION
AS AT MARCH 31, 2017 AND DECEMBER 31, 2016
The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	March 31, 2017	December 31, 2016
Cash and cash equivalents	68	62
Working capital[1]	402	326
As a % of sales[2]	10.6%	11.0%

Bank loans and advances	24	28
Current portion of long-term debt	36	36
Long-term debt	1,625	1,530
Total debt	1,685	1,594
Net debt (total debt less cash and cash equivalents)	1,617	1,532

Equity attributable to Shareholders	1,162	984
Non-controlling interests	92	90
Total equity	1,254	1,074
Total equity and net debt	2,871	2,606
Ratio of net debt/(total equity and net debt)	56.3%	58.8%
Shareholders' equity per common share (in dollars)	$12.28	$10.41
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.

28

NET DEBT1 RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first quarter of 2017 are shown below (in millions of dollars), with the applicable financial ratios included.

403	Adjusted OIBD[1] (last twelve months)	372
3.8	Net debt/Adjusted OIBD[1]	4.3

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Capital expenditures for 2017 have been budgeted at approximately $200 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at March 31, 2017, the Corporation had $545 million (net of letters of credit in the amount of $13 million) available through its $750 million credit facility (excluding our subsidiary Reno de Medici credit facility).

1 Please refer to the “Supplemental Information on Non-IFRS Measures” on pages 8 to 11 section for reconciliation of these figures.

NEAR-TERM OUTLOOK

We expect results in the near-term to benefit from recent price increases, declining raw material costs, improving market fundamentals in Europe and stronger seasonal trends characteristic to both our Containerboard and Tissue activities. While recent trends in OCC pricing have been more favourable, we expect our average OCC cost in the second quarter to be stable to slightly above the first quarter levels as recent price decreases are integrated. On a segmented basis, near-term performance from our Containerboard activities should benefit from the more stable OCC costs, favourable industry demand trends and the seasonal strength inherent in the coming summer season, and improved pricing driven by recent price increases. More specifically, we expect the Fall 2016 US$40 s.t. price increase to be fully implemented in the second quarter, while the US$50 s.t. increase announced in February 2017 will be rolled out during the second quarter, and be fully implemented by third quarter. Please also note that beginning in the second quarter, results from our Greenpac Mill will be consolidated within our results, providing greater clarity with regards to our operational performance in our Containerboard business segment.

Results in Europe are expected to reflect the more favourable market dynamics that have materialized in positive order inflow and backlog trends since the beginning of 2017, and the implementation of €20 of the announced €60 April price increase beginning in June. In Specialty Products, performance is expected to maintain the positive momentum built over the past two years, with results in the recovery and recycling activities to mirror changes in raw material pricing. Finally, near-term results from our Tissue activities are expected to reflect the seasonally stronger second quarter, and lower costs associated with the new converting facility in Oregon, where the majority of construction has been completed and production ramp up has begun.

Looking ahead, we are focused on improving our financial, operational, and growth profile. This will involve being strategic in our capital allocation strategies, increasing our financial flexibility by continuing to deleverage, and improving our execution, efficiency and productivity. To this end, we are focused on completing the implementation of our ERP platform and other initiatives undertaken to modernize our internal processes in 2017, which will reduce our corporate expenses beginning in 2018. Going forward, these resources will provide us with greater operational visibility, control and adaptability, and will therefore play an important role in long-term value creation for our shareholders.”

29

CAPITAL STOCK INFORMATION

SHARE TRADING
Cascades' stock is traded on the Toronto Stock Exchange under the ticker symbol ''CAS''. From January 1, 2017 to March 31, 2017, Cascades' share price fluctuated between $11.43 and $14.39. During the same period, 11.5 million Cascades shares were traded on the Toronto Stock Exchange. On March 31, 2017, Cascades shares closed at $13.71. This compares to a closing price of $8.57 on the same day last year.

COMMON SHARES OUTSTANDING
As at March 31, 2017, the Corporation's issued and outstanding capital stock consisted of 94,681,406 common shares (94,526,516 as at December 31, 2016), and 4,938,646 issued and outstanding stock options (5,093,536 as at December 31, 2016). In the first quarter of 2017, there were no common shares repurchased by the Corporation, and 154,890 options were exercised. As at May 9, 2017, issued and outstanding capital stock consisted of 94,718,891 common shares and 4,901,161 stock options.

NORMAL COURSE ISSUER BID PROGRAM
The current normal course issuer bid enables the Corporation to purchase for cancellation up to 946,066 common shares between March 17, 2017 and March 16, 2018. During the period from March 17, 2017 to May 9, 2017, there were no common shares repurchased by the Corporation.

DIVIDEND POLICY
On May 9, 2017, Cascades' Board of Directors declared a quarterly dividend of $0.04 per share to be paid on June 1, 2017, to shareholders of record at the close of business on May 23, 2017. This $0.04 per share dividend is in-line with the previous quarter and the same quarter last year. On May 9, 2017, dividend yield was 1.0%.

	2015				2016				2017
TSX Ticker: CAS	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Common shares outstanding (in millions) [1]	94.2	94.4	94.5	95.3	95.4	94.5	94.4	94.5	94.7
Closing price [1]	$7.63	$7.15	$8.61	$12.71	$8.57	$9.15	$12.83	$12.10	$13.71
Average daily volume [2]	171,939	121,917	123,487	218,204	291,483	166,510	118,987	118,554	182,011
Dividend yield [1]	2.1%	2.2%	1.9%	1.3%	1.9%	1.7%	1.2%	1.3%	1.2%
1 On the last day of the quarter.
2 Average daily volume on the Toronto Stock Exchange.

CASCADES' SHARE PRICE FOR THE PERIOD APRIL 1, 2015 TO MARCH 31, 2017

30

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

For all the details for this section, please refer to the notes on unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at March 31, 2017.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at March 31, 2017, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date.

During the three-month period ended March 31, 2017, there were no changes in the Corporation’s ICFR that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks arising from changes in the selling prices of its principal products, the cost of raw materials, interest rates and foreign currency exchange rates, all of which could have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, and not for speculative investment purposes.

Pages 72 to 80 of our Annual Report for the year ended December 31, 2016, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Please refer to our Annual Report for further details.

31

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		68	62
Accounts receivable		576	524
Current income tax assets		11	12
Inventories		490	477
Financial assets	7	5	3
		1,150	1,078
Long-term assets
Investments in associates and joint ventures	5	262	335
Property, plant and equipment		1,617	1,618
Intangible assets with finite useful life		172	171
Financial assets	7	11	10
Other assets	5 and 7	354	72
Deferred income tax assets		158	179
Goodwill and other intangible assets with indefinite useful life		349	350
		4,073	3,813
Liabilities and Equity
Current liabilities
Bank loans and advances		24	28
Trade and other payables		649	661
Current income tax liabilities		1	1
Current portion of long-term debt	6	36	36
Current portion of provisions for contingencies and charges		9	9
Current portion of financial liabilities and other liabilities	7	20	27
		739	762
Long-term liabilities
Long-term debt	6	1,625	1,530
Provisions for contingencies and charges		35	34
Financial liabilities	7	19	16
Other liabilities		179	178
Deferred income tax liabilities		222	219
		2,819	2,739
Equity attributable to Shareholders
Capital stock		488	487
Contributed surplus		16	16
Retained earnings		670	512
Accumulated other comprehensive loss		(12)	(31)
		1,162	984
Non-controlling interests		92	90
Total equity		1,254	1,074
		4,073	3,813
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

32

CONSOLIDATED STATEMENTS OF EARNINGS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	NOTE	2017	2016
Sales		1,006	1,003
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million; 2016 — $47 million)		870	846
Selling and administrative expenses		106	93
Restructuring costs	4	1	—
Foreign exchange loss		1	1
Gain on derivative financial instruments		(3)	(10)
		975	930
Operating income		31	73
Financing expense		21	24
Interest expense on employee future benefits		1	1
Foreign exchange gain on long-term debt and financial instruments		(8)	(36)
Fair value revaluation of investment	5	(145)	—
Share of results of associates and joint ventures	5	(28)	(14)
Earnings before income taxes		190	98
Provision for income taxes		27	21
Net earnings including non-controlling interests for the period		163	77
Net earnings attributable to non-controlling interests		2	2
Net earnings attributable to Shareholders for the period		161	75
Net earnings per common share
Basic		$1.70	$0.79
Diluted		$1.66	$0.77
Weighted average basic number of common shares outstanding		94,554,104	95,342,378
Weighted average number of diluted common shares		97,169,477	97,507,798
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2017	2016
Net earnings including non-controlling interests for the period		163	77
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries		(6)	(44)
Change in foreign currency translation related to net investment hedging activities		6	38
Cash flow hedges
Change in fair value of commodity derivative financial instruments		(1)	(1)
Available-for-sale financial assets	5	12	(1)
Share of other comprehensive income of associates	5	17	(6)
Recovery of income taxes		(9)	(3)
		19	(17)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations		2	(19)
Provision for (recovery of) income taxes		(1)	5
		1	(14)
Other comprehensive income (loss)		20	(31)
Comprehensive income including non-controlling interests for the period		183	46
Comprehensive income attributable to non-controlling interests for the period		2	—
Comprehensive income attributable to Shareholders for the period		181	46
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

34

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income
Net earnings	—	—	161	—	161	2	163
Other comprehensive income	—	—	1	19	20	—	20
	—	—	162	19	181	2	183
Dividends	—	—	(4)	—	(4)	—	(4)
Issuance of common shares	1	—	—	—	1	—	1
Balance - End of period	488	16	670	(12)	1,162	92	1,254

	For the 3-month period ended March 31, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	75	—	75	2	77
Other comprehensive loss	—	—	(14)	(15)	(29)	(2)	(31)
	—	—	61	(15)	46	—	46
Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(3)	(1)	(1)	—	(5)	—	(5)
Balance - End of period	487	16	443	(42)	904	96	1,000
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

35

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2017	2016
Operating activities
Net earnings attributable to Shareholders for the period		161	75
Adjustments for:
Financing expense and interest expense on employee future benefits		22	25
Depreciation and amortization		47	47
Unrealized gain on derivative financial instruments		(4)	(14)
Foreign exchange gain on long-term debt and financial instruments		(8)	(36)
Provision for income taxes		27	21
Fair value revaluation of investment	5	(145)	—
Share of results of associates and joint ventures	5	(28)	(14)
Net earnings attributable to non-controlling interests		2	2
Net financing expense paid		(38)	(44)
Net income taxes received (paid)		(5)	1
Dividend received		2	3
Employee future benefits and others		—	(10)
		33	56
Changes in non-cash working capital components		(39)	(33)
		(6)	23
Investing activities
Investments in associates and joint ventures	5	(16)	—
Payments for property, plant and equipment		(61)	(55)
Proceeds on disposals of property, plant and equipment		3	1
Change in intangible and other assets		(5)	(2)
		(79)	(56)
Financing activities
Bank loans and advances		(3)	(2)
Change in revolving credit facilities		103	57
Increase in other long-term debt		6	1
Payments of other long-term debt		(5)	(5)
Settlement of derivative financial instruments		(7)	—
Issuance of common shares		1	—
Redemption of common shares		—	(5)
Dividends paid to the Corporation’s Shareholders		(4)	(4)
		91	42
Change in cash and cash equivalents during the period		6	9
Currency translation on cash and cash equivalents		—	(1)
Cash and cash equivalents - Beginning of period		62	60
Cash and cash equivalents - End of period		68	68
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

36

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2016.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Packaging Products
Containerboard	346	336
Boxboard Europe	211	219
Specialty Products	173	149
Intersegment sales	(22)	(15)
	708	689
Tissue Papers	306	320
Intersegment sales and Corporate activities	(8)	(6)
	1,006	1,003

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Packaging Products
Containerboard	45	55
Boxboard Europe	13	16
Specialty Products	18	14
	76	85
Tissue Papers	23	34
Corporate	(21)	1
Operating income before depreciation and amortization	78	120
Depreciation and amortization	(47)	(47)
Financing expense and interest expense on employee future benefits	(22)	(25)
Foreign exchange gain on long-term debt and financial instruments	8	36
Fair value revaluation of investment	145	—
Share of results of associates and joint ventures	28	14
Earnings before income taxes	190	98

37

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2017	2016
Packaging Products
Containerboard	6	16
Boxboard Europe	8	4
Specialty Products	3	8
	17	28
Tissue Papers	27	11
Corporate	3	11
Total acquisitions	47	50
Proceeds on disposals of property, plant and equipment	(3)	(1)
Capital-lease acquisitions	(3)	(7)
	41	42
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	25	19
End of period	(8)	(7)
Payments for property, plant and equipment net of proceeds on disposals	58	54

38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404, Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 9, 2017.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set forth in Part 1 of the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent audited consolidated financial statements for the year ended December 31, 2016. Also, income taxes in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Critical accounting estimates and judgments are detailed in the audited consolidated financial statements as at and for the year ended December 31, 2016, except as disclosed in Note 5.

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NOTE 4
RESTRUCTURING COSTS

In the first quarter of 2017, the Corporation recorded the following restructuring costs:

For the 3-month period ended March 31, 2017
(in millions of Canadian dollars)	Restructuring costs
Boxboard Europe	1

The Boxboard Europe segment recorded severances of $1 million following the restructuring of its sales activities.

NOTE 5
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation's participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of its participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, the investment in Boralex is no longer classified as an associate and is now considered an available-for-sale financial asset which is classified in ''Other Assets''. Consequently, the Corporation's investment in Boralex was re-evaluated at fair value on March 10, 2017, and a gain of $155 million was recorded. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were reclassified to net earnings. These two items are presented in line item “Fair value revaluation of investment” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment is recorded in accumulated other comprehensive income.

On March 21, 2017, the Corporation acquired 23% of Containerboard Partners (Ontario) Inc. for a consideration of US$12 million ($16 million). This company is a member of Greenpac Holding LLC of which it owns 12%. Containerboard Partners (Ontario) Inc. is classified as an associate and accordingly our share of results is recorded using the equity method. This transaction adds an indirect ownership of 2.8% in Greenpac Holding LLC. The Corporation's share of results will now include 62.5% of Greenpac's net earnings.

NOTE 6
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	March 31, 2017	December 31, 2016
Revolving credit facility, weighted average interest rate of 3.07% as at March 31, 2017, consists of $(4) million; US$148 million and €(1) million (December 31, 2016 - $(19) million; US$82 million and €(1) million)	2019	192	90
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	732	738
5.75% Unsecured senior notes of US$250 million	2023	333	336
Other debts of subsidiaries		66	62
Other debts without recourse to the Corporation		103	105
		1,676	1,581
Less: Unamortized financing costs		15	15
Total long-term debt		1,661	1,566
Less:
Current portion of debts of subsidiaries		13	13
Current portion of debts without recourse to the Corporation		23	23
		36	36
		1,625	1,530

As at March 31, 2017, the long-term debt had a fair value of $1,692 million (December 31, 2016 – $1,612 million).

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NOTE 7
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, trade and other payables and provisions approximate their carrying amounts due to their relatively short maturities.

(ii)	The fair value of investments in shares is based on observable market data and represents the Corporation's investments in Junex Inc. and Boralex Inc., which are quoted on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at March 31, 2017 and December 31, 2016 and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value are:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management’s estimates of assumptions that market participants would use in pricing the asset or liability.

For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at March 31, 2017
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Available-for-sale investments	284	283	1	—
Derivative financial assets	16	—	16	—
	300	283	17	—
Financial liabilities
Derivative financial liabilities	(34)	—	(34)	—
	(34)	—	(34)	—

			As at December 31, 2016
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Available-for-sale investments	2	1	1	—
Derivative financial assets	12	—	12	—
	14	1	13	—
Financial liabilities
Derivative financial liabilities	(39)	—	(39)	—
	(39)	—	(39)	—

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NOTE 8
EVENT AFTER THE REPORTING PERIOD

On April 4, 2017, Cascades and its partners in Greenpac Holding LLC agreed to modify the equity holders' agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac which triggers its deemed acquisition. There is no cash consideration for the acquisition and there is no change of participation of each partner in Greenpac. The Corporation will fully consolidate Greenpac starting April 4, 2017. Due to the limited period of time between the Greenpac Holding LLC acquisition and the publication of the unaudited condensed interim consolidated financial statements of the Corporation, certain items required for the disclosure of asset acquisitions have not been provided, particularly the preliminary purchase price allocation. The Corporation is currently assessing the fair value of assets acquired and liabilities assumed and will publish the preliminary purchase price allocation in its second quarter unaudited condensed interim consolidated financial statements.

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services
1500 Robert-Bourassa Boulevard, Suite 700
Montréal, Québec, H3A 3S8 Canada
Telephone: 514-982-7555 Toll-Free (Canada): 1-800-564-6253
service@computershare.com

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 819-363-5100 Fax: 819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 514-282-2697 Fax: 514-282-2624	Kingsey Falls (Québec) J0A 1B0
jennifer_aitken@cascades.com	Canada
www.cascades.com/investors, investor@cascades.com

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